UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

New Frontier Media, Inc.

(Name of Subject Company)

New Frontier Media, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

644398109
(CUSIP Number of Class of Securities)

Alan L. Isaacman
Chairman of the Board
6000 Spine Road, Suite 100

Boulder, Colorado  80301

 (303) 444-0900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Keith E. Gottfried, Esq. Alston & Bird LLP The Atlantic Building 950 F Street, N.W. Washington, DC 20004-1404 (202) 239-3300	Scott A. Berdan, Esq. Holland & Hart LLP One Boulder Plaza 1800 Broadway, Suite 300 Boulder, CO 80302-5234 (303) 473-2700

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by New Frontier Media, Inc., a Colorado corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 29, 2012, relating to the tender offer by Flynt Broadcast, Inc. (“Merger Sub”), a Colorado corporation and wholly-owned subsidiary of LFP Broadcasting, LLC, a Delaware limited liability company (“Parent”), pursuant to which Merger Sub has offered to purchase all of the outstanding shares of the Company’s common stock at a price per share equal to (1) $2.02, net to the seller in cash, without interest and subject to any required withholding taxes, and (2) one contingent right per Company share of common stock, which shall represent the contractual right to receive a contingent cash payment (as such term is defined in the Contingent Payment Rights Agreement in the form attached to the Merger Agreement as Exhibit A), upon the terms and conditions set forth in the Offer to Purchase dated October 29, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be supplemented or amended from time to time, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the SEC on October 29, 2012.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9 filed on October 29, 2012.

Item 8.                       Additional Information

The subsection of Item 8 entitled “Litigation Related to the Merger” is hereby replaced in its entirety by the following:

Litigation Related to the Merger

On October 19, 2012, a class action complaint captioned Elwood M. White, on behalf of himself and all others similarly situated v. New Frontier Media Inc., et. al., Filing ID 47171741, was filed in the Denver County District Court in the State of Colorado (the “White Complaint”). The White Complaint purports to assert claims on behalf of the public shareholders of the Company and names as defendants the members of the Special Committee and the Board, as well as the Company, Parent and Merger Sub. The White Complaint alleges, among other things, that the Company’s directors breached their fiduciary duties to the Company’s shareholders in connection with the Offer and the Merger and further claims that the Company and Parent aided and abetted those alleged breaches of fiduciary duty. It seeks injunctive relief to prevent the parties from proceeding with, consummating, or closing the Contemplated Transactions, an accounting by the defendants for damages sustained as a result of the alleged wrongdoing, and plaintiff’s costs and attorneys’ and experts’ fees. The Company believes the White Complaint lacks merit and intends to contest it vigorously.

On November 2, 2012, a class action complaint captioned Dennis Palkon, individually and on behalf all others similarly situated v. New Frontier Media Inc., et. al., was filed in the Boulder County District Court in the State of Colorado (the “Palkon Complaint”). The Palkon Complaint purports to assert claims on behalf of the public shareholders of the Company and names as defendants the members of the special committee and the Company’s board of directors, as well as the Company, Parent and Merger Sub. The Palkon Complaint alleges, among other things, that the Company’s directors breached their fiduciary duties to the Company’s shareholders in connection with the Offer and the subsequent merger contemplated by the Merger Agreement and further claims that the Company, Parent and Merger Sub aided and abetted those alleged breaches of fiduciary duty. It seeks injunctive relief to prevent the parties from proceeding with, consummating, or closing the Offer and the subsequent merger contemplated by the Merger Agreement and plaintiff’s costs and attorneys’ and experts’ fees. The Company believes the Palkon Complaint lacks merit and intends to contest it vigorously.

On November 6, 2012, a derivate action and class action complaint captioned Gopal Chakravarthy, on behalf of himself and all others similarly situated, and derivatively on behalf of New Frontier Media, Inc. v. New

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Frontier Media Inc., et. al., was filed in the Boulder County District Court in the State of Colorado (the “Chakravarthy Complaint”). The Chakravarthy Complaint purports to assert claims on behalf of the public shareholders of the Company and names as defendants the members of the special committee and the Company’s board of directors, as well as the Company, Parent and Merger Sub. The Chakravarthy Complaint alleges, among other things, inadequate disclosure in respect of this recommendation statement, that the Company’s directors breached their fiduciary duties to the Company’s shareholders in connection with the Offer and the subsequent merger contemplated by the Merger Agreement and further claims that the Company, Parent and Merger Sub aided and abetted those alleged breaches of fiduciary duty. It seeks alleged injunctive relief to prevent the parties from proceeding with, consummating, or closing the Offer and the subsequent merger contemplated by the Merger Agreement, an accounting by the defendants for damages sustained as a result of the alleged wrongdoing, and plaintiff’s costs and attorneys’ and experts’ fees. The Company believes the Chakravarthy Complaint lacks merit and intends to contest it vigorously.

On November 8, 2012, a class action complaint captioned Craig Telke, individually and on behalf all others similarly situated v. New Frontier Media Inc., et. al., was filed in the United States District Court for the District of Colorado (the “Telke Complaint”). The Telke Complaint purports to assert claims on behalf of the public shareholders of the Company and names as defendants the members of the special committee and the Company’s board of directors, as well as the Company, Parent and Merger Sub. The Telke Complaint alleges, among other things, disclosure deficiencies in respect of this recommendation statement, and that the Company’s directors breached their fiduciary duties to the Company’s shareholders in connection with the Offer and the subsequent merger contemplated by the Merger Agreement and further claims that the Company, Parent and Merger Sub aided and abetted those alleged breaches of fiduciary duty. It seeks, among other things, alleged injunctive relief to prevent the parties from proceeding with, consummating, or closing the Offer and the subsequent merger contemplated by the Merger Agreement, a declaration that this recommendation statement is materially misleading and contains omissions of material facts, an accounting by the defendants for damages sustained as a result of the alleged wrongdoing, and plaintiff’s costs and attorneys’ and experts’ fees. The Company believes the Telke Complaint lacks merit and intends to contest it vigorously.

With respect to the foregoing matters, there can be no assurance that the Company will be successful in the defense of such matters. The absence of an injunction or court order (i) challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restraining or prohibiting the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Parent or Merger Sub or the consummation of the Offer or the Merger, (ii) seeking to obtain material damages in connection with the Offer or the Merger, (iii) seeking to restrain, prohibit or limit Parent’s, the Company’s or any of their respective affiliates’ ownership or operation of all or any material portion of the business or assets of the Company or any of its subsidiaries, or (iv) seeking to impose material limitations on the ability of Parent, Merger Sub or any of Parent’s other affiliates effectively to acquire, hold or exercise full rights of ownership of any Shares or any shares of common stock of the Surviving Corporation, is a condition to Merger Sub’s obligation to consummate the Offer pursuant to the Merger Agreement.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW FRONTIER MEDIA, INC.

By:	/s/ GRANT WILLIAMS
	Name:	Grant Williams
	Title:	Chief Financial Officer

Dated November 13, 2012

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